06008914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
AUG 15 2006

SEC FILE NUMBER
8-13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signator Investors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 Clarendon Street (C-8)

(No. and Street)

Boston	Massachusetts	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP

(Name – *if individual, state last, first, middle name*)

200 Clarendon St	Boston	Massachusetts	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard R. Cronson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signator Investors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOAN O'NEILL
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 5, 2013

Joan O'Neill
Notary Public

Signature

Associate Controller
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANNUAL AUDITED REPORT

Signator Investors, Inc.

Years Ended December 31, 2005 and 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DECEMBER 31, 2005
(Date)

SIGNATOR INVESTORS, INC.
(Name of Respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Wendy Benson
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Signator Investors, Inc.

Annual Audited Report

Years Ended December 31, 2005 and 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Signator Investors, Inc.

We have audited the accompanying statements of financial condition of Signator Investors, Inc. (the Company) as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholder's equity, and cash flows for the year ended December 31, 2005, for the period from January 1, 2004 through April 28, 2004, and for the period from April 29, 2004 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005, for the period from January 1, 2004 through April 28, 2004, and for the period from April 29, 2004 through December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

March 31, 2006

Signator Investors, Inc.

Statements of Financial Condition

	December 31 2005	December 31 2004
	(In Thousands)	
Assets		
Cash and cash equivalents	**$16,417**	$13,430
Restricted cash	**126**	62
Commissions, 12b-1, and advisory fees receivable	**6,227**	4,618
Accounts receivable	**301**	287
Due from affiliated companies *(Note 4)*	**2,042**	1,818
Investments (*Note 3*)	**3**	3
Prepaid expenses and other current assets	**677**	497
Deferred tax, net (*Notes 3 and 6*)	**138**	137
Furniture and equipment, net (*Notes 3 and 5*)	**68**	36
Total assets	**$25,999**	$20,888
Liabilities and shareholder's equity		
Accounts payable and accrued expenses	**$ 3,196**	$ 1,001
Commissions payable	**5,519**	4,131
Accrued compensation	**599**	413
Due to affiliated companies (*Note 4*)	**4,319**	3,142
Accrued nonqualified pension costs (*Note 9*)	**434**	407
Total liabilities	**14,067**	9,094
Shareholder's equity		
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	**1**	1
Additional paid-in capital	**12,080**	12,080
Accumulated deficit	**(149)**	(287)
Total shareholder's equity	**11,932**	11,794
Total liabilities and shareholder's equity	**$25,999**	$20,888

See accompanying notes.

Signator Investors, Inc.

Statements of Operations

	Year Ended December 31, 2005	Period From April 29, 2004 Through December 31, 2004	Period From January 1, 2004 Through April 28, 2004
		(In Thousands)	
Revenues			
Selling commissions (*Notes 3 and 4*)	**$158,029**	$ 84,506	$51,570
Rule 12b-1 service fees (*Notes 3 and 4*)	**15,965**	9,392	4,860
Investment advisory services *(Note 3)*	**14,819**	7,715	4,411
Dividends and interest	**1,001**	511	224
Other	**3,337**	2,270	1,117
	193,151	104,394	62,182
Expenses			
Selling commissions *(Note 4)*	**168,885**	91,105	53,897
Rule 12b-1 service fees *(Note 4)*	**12,494**	7,784	3,301
Other selling, general, and administrative expenses	**9,584**	4,833	2,451
Parent company service fees (*Note 4*)	**1,940**	1,126	676
	192,903	104,848	60,325
Income (loss) before income tax expense	**248**	(454)	1,857
Income tax (expense) benefit (*Notes 3 and 6*)	**(110)**	167	(791)
Net income (loss)	**$ 138**	$ (287)	$ 1,066

See accompanying notes.

Signator Investors, Inc.

Statements of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	(In Thousands)			
Balance at January 1, 2004	$ 1	$17,402	$(6,509)	$10,894
Net income	–	–	1,066	1,066
Balance at April 28, 2004	1	17,402	(5,443)	10,960
Acquisition by Manulife Financial Corporation:				
Sale of shareholder's equity *(Note 2)*	(1)	–	5,443	5,442
Manulife Financial Corporation purchase price *(Note 2)*	1	(5,322)	–	(5,321)
Balance at April 29, 2004	1	12,080	–	12,081
Net loss	–	–	(287)	(287)
Balance at December 31, 2004	1	12,080	(287)	11,794
Net income	–	–	**138**	**138**
Balance at December 31, 2005	**$ 1**	**$12,080**	**$ (149)**	**$11,932**

See accompanying notes.

Signator Investors, Inc

Statements of Cash Flows

	Year Ended December 31, 2005	Period From April 29, 2004 Through December 31, 2004	Period From January 1, 2004 Through April 28, 2004
		(In Thousands)	
Operating activities			
Net income (loss)	$ **138**	$ (287)	$ 1,066
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	**24**	15	8
Change in operating assets and liabilities:			
Restricted cash	**(64)**	328	–
Commissions receivable	**(1,609)**	(1,825)	1,206
Accounts receivable	**(14)**	(15)	33
Due from/to affiliated companies	**953**	4,246	(2,002)
Prepaid expenses and other current assets	**(180)**	111	(50)
Deferred taxes	**(1)**	4	34
Accounts payable, accrued expenses, and compensation	**2,381**	(3,182)	2,255
Commissions payable	**1,388**	188	1,147
Accrued nonqualified pension costs	**27**	13	(89)
Net cash provided by (used in) operating activities	**3,043**	(404)	3,608
Investing activities			
Purchases of furniture and equipment	**(56)**	–	–
Increase (decrease) in cash and cash equivalents	**2,987**	(404)	3,608
Cash and cash equivalents at beginning of period	**13,430**	13,834	10,226
Cash and cash equivalents at end of period	**$16,417**	$13,430	$13,834

See accompanying notes.

1. Organization

Signator Investors, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act) and a registered investment adviser under the Investment Advisers Act of 1940. The Company is a wholly owned subsidiary of John Hancock Financial Network (JHFN), which is a wholly owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is a wholly owned subsidiary of John Hancock Life Insurance Company (JHLICO), which is a wholly owned subsidiary of John Hancock Financial Services, Inc. (John Hancock), which is an indirect wholly-owned subsidiary of Manulife Financial Corporation (Manulife).

The Company is the retail broker-dealer for John Hancock's career agency system, and offers mutual funds, fee-based investment advisory products, limited partnerships, variable insurance products, unit investment trusts, and general securities through John Hancock registered representatives throughout the United States. The Company is also the principal underwriter and distributor of the variable insurance products sponsored by John Hancock. The Company does not hold funds or securities or owe money or securities to customers related to the variable insurance products. A significant portion of the Company's revenue is derived from sales of financial products sponsored by Manulife, John Hancock, and its subsidiaries.

2. Change of Control

Effective April 28, 2004, Manulife acquired all of the outstanding common shares of John Hancock (the indirect parent of the Company) that were not already beneficially owned by Manulife as general fund assets and John Hancock became a wholly owned subsidiary of Manulife.

The Acquisition was accounted for using the purchase method under Statement of Financial Accounting Standards (SFAS) No. 141 *Business Combinations* and SFAS No. 142 *Goodwill and Other Intangible Assets*. Under the purchase method of accounting, the assets acquired and liabilities assumed were recorded at estimated fair value at the date of Acquisition.

3. Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses, and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements, and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statements of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers highly liquid investments with an initial maturity of less than three months to be cash equivalents. These investments are recorded at amortized cost.

Restricted Cash

Restricted cash represents balances restricted for the exclusive benefit of customers. In addition, restricted cash includes a required deposit held in escrow with the Company's brokerage clearinghouse.

Investments

Investments are carried at cost, which approximates fair market value. Dividends and interest are recorded on the accrual basis.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Costs associated with the development of new computer software systems or significant enhancements to existing systems are accounted for in accordance with Statement of Position 98-1. Expenditures for maintenance and

3. Significant Accounting Policies (continued)

repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with SFAS No. 109, *Accounting for Income Taxes.*

The income tax expense (benefit) is the estimated amount that will be paid by the Company to Subsidiaries based upon a tax-sharing agreement.

Revenue Recognition

Selling commissions are recorded on the trade date. Rule 12b-1 service fees are asset-based monthly fees and are recorded as earned. Investment advisory fees are recognized as earned in the period in which the services are rendered.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the current year's method of presentation.

4. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As a retail broker-dealer, the Company has a Soliciting Dealer Agreement (the Soliciting Agreement) with John Hancock Funds, LLC (Funds, LLC), the underwriter and/or distributor for registered investment companies (the Funds) managed by John Hancock Advisers, LLC (Advisers), an indirect wholly owned subsidiary of John Hancock. Under

4. Related-Party Matters (continued)

the Soliciting Agreement, the Company serves as a broker-dealer for the Funds and provides a retail dealer network using agents of JHLICO to sell shares of the Funds (see Retail Marketing Department Agreement). The Company received a marketing reimbursement fee from Funds, LLC which totaled $241,000, $143,000, and $248,000 for the year ended December 31, 2005, four month-period ended April 30, 2004, and eight-month period ended December 31, 2004, respectively. The Company also has a Distribution Plan Service Agreement (the DPS Agreement) with Funds, LLC under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain of the Funds. The Company received selling commissions from Funds, LLC that totaled approximately $3,900,000, $2,916,000, and $2,146,000 for the year ended December 31, 2005, four-month period ended April 30, 2004, and eight-month period ended December 31, 2004, respectively. The Company received Rule 12b-1 service fees from Funds, LLC that totaled approximately $6,966,000, $4,859,000, and $2,572,000 for the year ended December 31, 2005, four-month-period ended April 30, 2004, and eight-month period ended December 31, 2004, respectively.

Retail Marketing Department Agreement

The Company has an agreement with the Retail Marketing and Distribution Department of JHLICO (the RMD Agreement) in order to compensate JHLICO agents for their efforts in selling products offered through the Company. The Company paid JHLICO and/or its agents additional selling commissions and Rule 12b-1 service fees that totaled approximately $3,299,000, $1,086,000, and $1,743,000 for the year ended December 31, 2005, four-month period ended April 30, 2004, and eight-month period ended December 31, 2004, respectively. Under the RMD Agreement, the Company is also reimbursed for certain expenses paid on behalf of other John Hancock entities that totaled approximately $2,147,000, $200,000, and $554,000 for the year ended December 31, 2005, four month period ended April 30, 2004, and eight-month period ended December 31, 2004, respectively.

Underwriting and Distribution Agreements

The Company has an agreement with JHLICO (the Underwriting Agreement) under which the Company is the principal underwriter and distributor for the variable annuity and variable life products issued by JHLICO. Selling commission revenue and expense for the year ended December 31, 2005, four-month period ended April 30, 2004, and eight-month period ended December 31, 2004 were $92,336,000, $40,583,000, and $51,916,000, respectively. The Company also distributed variable annuity products

4. Related-Party Matters (continued)

issued by Manulife. Selling commission revenue and expense for the year ended December 31, 2005, and the period from April 29, 2004 through December 31, 2004 amounted to $37,250,000 and $16,431,000, respectively.

Leasing Arrangement

The Company leases office space from John Hancock as a tenant at will at the home office. Lease payments amounted to $567,000, $126,000, and $264,000 for the year ended December 31, 2005, four-month period ended April 30, 2004, and eight-month period ended December 31, 2004, respectively.

The Company also has an operating lease with John Hancock for out of state office space.

Minimum payments required under the lease are as follows (in thousands):

Year Ending December 31, 2006	$ 86,000
2007	59,000
	$145,000

Rent expense for the year ended December 31, 2005, four month period ended April 30, 2004, and eight-month period ended December 31, 2004 was $78,000, $36,000, and $59,000, respectively.

Due From/to Affiliated Companies

Due from affiliated companies at December 31, 2005 and 2004 includes $611,000 and $748,000, respectively, of combined commissions and Rule 12b-1 service fee revenues due from Funds, LLC, and amounts due from JHLICO under the RMD Agreement. Due from affiliated companies at December 31, 2005 and 2004 also includes amounts due from JHLICO, Funds, LLC, Manulife, and Subsidiaries.

John Hancock pays certain expenses of the Company directly and is reimbursed for these services (parent company service fees). The Company also pays John Hancock for certain insurance coverage. Due to affiliated companies represents expenses of the Company paid by John Hancock, Advisers, John Hancock Signature Services, Inc. (Signature Services), an indirect wholly owned subsidiary of Subsidiaries, and Manulife on behalf of the Company.

4. Related-Party Matters (continued)

Other Related-Party Matters

In order for the Company to obtain its fidelity blanket bond, Subsidiaries entered into an indemnification agreement with the Company's insurance carrier. This agreement covers certain amounts in excess of the stated policy deductible.

At times, the Company maintains cash deposits at First Signature Bank, which is a wholly owned subsidiary of John Hancock. At December 31, 2005, there were no amounts on deposit at First Signature Bank. The total on deposit at First Signature Bank amounted to $4,470,000 at December 31, 2004, and is included in cash and cash equivalents. Included in the deposit was restricted cash of $12,000.

As more fully defined in Note 9, the Company participates in a defined benefit pension plan, a nonqualified pension plan, and a post-retirement benefit plan sponsored by John Hancock.

Certain officers and directors of the Company are officers, directors, and/or trustees of Advisers, Funds, LLC, Signature Services, Sovereign Asset Management Corp., NM Capital Management, Subsidiaries, JHLICO, The Berkeley Group, the Funds, and/or officers of John Hancock and Manulife. Advisers, Sovereign Asset Management Corp. and NM Capital Management, Inc. are subsidiaries of The Berkeley Group.

5. Furniture and Equipment

Furniture and equipment are comprised of the following as of December 31:

	2005	2004
	(In Thousands)	
Office equipment and computer software	**$ 1,098**	$ 1,155
Furniture and fixtures	**531**	531
Leasehold improvements	**54**	54
	1,683	1,740
Less accumulated depreciation and amortization	**(1,615)**	(1,704)
	$ 68	$ 36

Depreciation and amortization expense for the year ended December 31, 2005, eight-month period ended December 31, 2004, and four month-period ended April 30, 2004 is $24,000, $15,000, and $8,000, respectively.

6. Income Taxes

Significant components of the Company's recognized gross deferred tax assets as of December 31 are as follows:

	2005	2004
	(In thousands)	
Deferred tax assets:		
Pension obligation	**$138**	$128
Book over tax depreciation	**–**	9
Total deferred tax assets	**138**	137
Net deferred tax assets	**$138**	$137

Significant components of income tax (expense) benefit for income taxes are as follows:

	Year Ended December 31, 2005	April 29 Through December 31, 2004	January 1 Through April 28, 2004
		(In Thousands)	
Current:			
Federal	**$ (77)**	$152	$(548)
State	**(34)**	19	(209)
Total current	**(111)**	171	(757)
Deferred:			
Federal	**1**	(3)	(27)
State	**–**	(1)	(7)
Total deferred	**1**	(4)	(34)
	$(110)	$167	$(791)

6. Income Taxes (continued)

The reconciliation of income tax (expense) benefit attributable to operations computed at the U.S. federal statutory tax rates to income tax expense is as follows:

	Year Ended December 31, 2005	**April 29 Through December 31, 2004**	**January 1 Through April 28, 2004**
		(In Thousands)	
Tax at U.S. statutory rates	**$ (87)**	$159	$(650)
State income taxes, net of federal tax benefit	**(22)**	11	(140)
Nondeductible expenses, including meals and entertainment	**(1)**	(3)	(1)
	$(110)	$167	$(791)

The Company received from Subsidiaries approximately $178,000 in federal tax refunds during 2005. The Company paid Subsidiaries approximately $638,000 in 2004 for federal taxes. The Company received from Subsidiaries approximately $117,000 in state tax refunds during 2005. The Company paid Subsidiaries approximately $175,000 in 2004 for state taxes.

7. Net Capital

Pursuant to the net capital provision of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005 and 2004, the Company had net capital, as defined, of $4,984,000 and $5,712,000, respectively. The minimum net capital requirements at December 31, 2005 and 2004 were $938,000 and $606,000, respectively. The Company's net capital ratios were 2.82 to 1 and 1.59 to 1 at December 31, 2005 and 2004, respectively, whereas the maximum allowable ratio was 15 to 1.

8. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of pending litigation will not have a material adverse effect on the Company.

9. Employee Benefit Plans

All full-time employees of the Company participate in a defined benefit pension plan (the Plan) sponsored by John Hancock. On January 1, 2002, the Plan was converted to a cash balance plan. For each of the years ended December 31, 2005 and 2004 net prepaid pension plan costs of $91,000 are recorded as prepaid expenses and other current assets on the statements of financial condition because the fair value of the Plan assets exceeds the projected benefit obligation. There was no pension expense for the qualified plan for the year ended December 31, 2005, the four-month period ended April 30, 2004, and the eight month period ended December 31 2004, respectively. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participates in John Hancock's nonqualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by federal tax law and the Plan sponsored by John Hancock. For the year ended December 31, 2005, four-month period ended April 30, 2004, and eight-month period ended December 31, 2004, John Hancock allocated $27,000, $(88,000), and $12,000 of pension (benefit) expense to the Company for the Non-Qualified Plan. Accrued pension costs related to the Non-Qualified Plan of $434,000 and $407,000 at December 31, 2005 and 2004, respectively, are included in the statements of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock that provides medical, dental, and life insurance benefits to employees with more than 15 years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2005, four month period ended April 30, 2004, and eight-month period ended December 31, 2004, John Hancock allocated $374,000, $44,000, and $106,000, respectively, of post-retirement expenses to the Company for the Post-Retirement Plan. No accrued post-retirement benefit costs at December 31, 2005 and 2004, respectively, are included in the statements of financial condition and are being incurred by John Hancock. Information reflecting the components of net periodic post retirement benefit cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

9. Employee Benefit Plans (continued)

Employees of the Company with more than six months of service may participate in a defined contribution savings plan, The Investment-Incentive Plan for the Employees of John Hancock, sponsored by John Hancock. The Company may make a discretionary matching contribution equal to a percentage of the elective deferrals of each participant. The Company has made elective matching contributions of 4% of the elective deferrals of each participant for the years ended December 31, 2005 and 2004. The contributions for the year ended December 31, 2005, four-month period ended April 30, 2004, and eight month period ended December 31, 2004 totaled $98,000, $36,000, and $63,000, respectively.

The Company offers postretirement benefits related to severance, disability, life insurance, and healthcare to be paid for inactive former employees. There was no liability recognized in the financial statements for the years ended December 31, 2005 and 2004.

Certain employees of the Company also participate in the John Hancock 1999 Long-term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The Company was not allocated any compensation expense in 2005 and 2004 as the result of stock or option grants under the plan. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife, all unvested stock options as of the date of the announcement of the merger on September 28, 2003 vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger the Company continues to incur compensation expense related to stock compensation issued by Manulife.

Supplemental Information

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.
DECEMBER 31, 2005

	(In Thousands)
COMPUTATION OF NET CAPITAL	
Total ownership equity (from statements of financial condition)	**$11,932**
Deductions and/or charges:	
Nonallowable assets:	
Receivables over 30 days	**3,719**
12b-1 fees receivable in excess of 12b-1 fees payable	**–**
Due from affiliated companies	**2,042**
Prepaid expenses, deferred income taxes and other	**1,116**
Furniture and equipment	**68**
Nonmarketable securities	**3**
Total nonallowable assets	**6,948**
Net capital before haircuts on securities positions	**4,984**
Haircuts on securities	**–**
NET CAPITAL	**$ 4,984**
AGGREGATE INDEBTEDNESS	**$ 14,067**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	**$ 938**
Minimum dollar net capital requirement	**$ 100**
Net capital requirement (greater of above amounts)	**$ 938**
Excess net capital	**$ 4,046**
Ratio of aggregate indebtedness to net capital	**2.82 to 1**

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2005

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2005.

SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2005

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k) of that Rule at December 31, 2005.

SCHEDULE IV – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2005

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2005.

Supplemental Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Directors
Signator Investors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Signator Investors, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this condition does not affect our report on the financial statements of the Company dated December 31, 2005.

Subsequent to May 31, 2005, bank reconciliations were not being performed properly and were not being reviewed on a timely basis. As result, if appropriate corrective action is not taken, the failure to properly perform and review bank reconciliations could reasonably be expected to:

1. Inhibit the Company from promptly discharging its responsibilities to customers, other broker-dealers, or creditors;
2. Result in material financial loss;
3. Result in material misstatements in the Company's financial statements; or
4. Result in violations of the SEC's recordkeeping or financial responsibility rules to an extent that could reasonably be expected to result in the conditions described in SEC Rule 17a-5(g)(3).

Management of the Company has committed to re-evaluate the process for performing and reviewing the bank reconciliations.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matter discussed in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2005.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 31, 2006